

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Sean Mackay
Chief Executive Officer
IsoPlexis Corporation
35 NE Industrial Rd.
Branford, CT 06405

> **Re: IsoPlexis Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 2, 2021**
> **CIK No. 0001615055**

Dear Mr. Mackay:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 2, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operation Overview, page 59

1. We note your response to our prior comment 9. Please expand your disclosure in this section to disclose that you do not have supply agreements with certain suppliers of critical components and materials beyond purchase orders, as referenced on page 25.

Business
Intellectual Property, page 87

2.   We note your response to our prior comment 19, which we reissue in part. Please revise to disclose the scope of patent protection and products or processes to which such patents relate for your issued patents. Please also revise to segregate patent expiry for your issued patents and patent applications. Please also disclose the applicable foreign jurisdictions for your issued patents. Please consider tabular disclosure in addition to the narrative provided.

License Agreements, page 90

3.   We refer to your disclosure on page 90 relating to the additional patent rights you licensed under the amended Yale Agreement in January 2018. Please expand your disclosure to clearly identify the nature and scope of the patent rights that you in-licensed. Please also revise your disclosure to include when the last-to-expire licensed patent right under the Yale Agreement is scheduled to expire and the aggregate amounts paid to date under the Yale Agreement.

4.   We refer to your disclosure on page 91 relating to your Caltech Agreement. Please revise your disclosure to include when the last-to-expire licensed patent right under the Caltech Agreement is scheduled to expire. Please also clarify whether there are any potential future milestone payments.

        You may contact Jeanne Bennett at 202-551-3606 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Matthew Jones, Esq.